GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

03 JUL 2



03024800

Our Ref : GCSS-EL/1799/03/LTR

22 July 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 17 July 2003 (*Application for the Listing and Quotation of (i) 15,536,746 New Ordinary Shares of $0.50 each in the capital of the Company to be allotted and issued ("Consideration Shares") as consideration for the transfer of an aggregate of 120,409,779 Ordinary Shares in the capital of Target Realty Limited ("TRL"), representing 53.075% of TRL's issued share capital ("Acquisition") to certain subsidiaries of the Company; and (ii) up to 13,126,434 New Ordinary Shares of $0.50 each in the capital of the Company to be allotted and issued as consideration for TRL shares which are tendered in acceptance of the Company's potential mandatory unconditional offer for TRL ("Offer Consideration Shares")*; and

- 17 July 2003 (*Announcement by The Development Bank of Singapore Ltd for and on behalf of the Company – Mandatory Unconditional Offer to acquire all the issued ordinary shares in the capital of Target Realty Limited (the "Offer")*)

Yours faithfully,

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

7/25

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 65 OF 17.07.2003
Announcement No. 65

CITY DEVELOPMENTS LIMITED

APPLICATION FOR THE LISTING AND QUOTATION OF
(i) 15, 536, 746 NEW ORDINARY SHARES OF $0.50 EACH IN THE CAPITAL OF THE COMPANY TO BE ALLOTTED AND ISSUED ("CONSIDERATION SHARES") AS CONSIDERATION FOR THE TRANSFER OF AN AGGREGATE OF 120, 409, 779 ORDINARY SHARES IN THE CAPITAL OF TARGET REALTY LIMITED ("TRL"), REPRESENTING 53.075% OF TRL'S ISSUED SHARE CAPITAL ("ACQUISITION") TO CERTAIN SUBSIDIARIES OF THE COMPANY; AND
(ii) UP TO 13, 126, 434 NEW ORDINARY SHARES OF $0.50 EACH IN THE CAPITAL OF THE COMPANY TO BE ALLOTTED AND ISSUED AS CONSIDERATION FOR TRL SHARES WHICH ARE TENDERED IN ACCEPTANCE OF THE COMPANY'S POTENTIAL MANDATORY UNCONDITIONAL OFFER FOR TRL ("OFFER CONSIDERATION SHARES")

We refer to our announcement dated 25 June 2003 relating to the share transfer agreement with Hong Leong Investment Holdings Pte. Ltd. and certain of its subsidiaries pursuant to which 120,409,779 TRL Shares ("Transfer Shares"), representing 53.075% of TRL's issued share capital would be transferred to certain subsidiaries of the Company in exchange for the Consideration Shares.

The Board of Directors of the Company is pleased to announce that the Singapore Exchange Securities Trading Limited ("SGX-ST") has given its in-principle approval on 17 July 2003 to the Company for the listing and quotation of the Consideration Shares and the Offer Consideration Shares (collectively known as the "New Shares").

The in-principle approval granted by SGX-ST for the listing and quotation of the New Shares is not to be taken as an indication of the merits of the New Shares, the Acquisition, the Company or its subsidiaries.

Submitted by Enid Ling Peek Fong, Company Secretary on 17/07/2003 to the SGX

MASNET No. 76 OF 17.07.2003
Announcement No. 76

CITY DEVELOPMENTS LIMITED

ANNOUNCEMENT BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF THE COMPANY
- Mandatory Unconditional Offer to acquire all the issued ordinary shares in the capital of Target Realty Limited (the "Offer")

The Development Bank of Singapore Ltd ("DBS") has today issued an announcement for and on behalf of the Company in relation to

(i) the satisfaction of all the conditions precedent in the Share Transfer Agreement dated 25 June 2003 in respect of the transfer of 53.075% equity interest in Target Realty Limited ("TRL") from Hong Leong Investment Holdings Pte. Ltd. and certain of its subsidiaries to certain subsidiaries of the Company (details of such transfer having been earlier disclosed in the Company's announcement dated 25 June 2003) and

(ii) the mandatory unconditional general offer for the issued shares of TRL other than those already held by the Company, its related corporations or the respective nominees of the Company or its related corporations as at the date of the Offer.

Attached announcement by DBS is for information.


Offer Announcemt

Submitted by Enid Ling Peek Fong, Company Secretary on 17/07/2003 to the SGX

MANDATORY UNCONDITIONAL OFFER

by



for and on behalf of



CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $0.05 each in the capital of

TARGET REALTY LIMITED

(Incorporated in the Republic of Singapore)

other than those already held by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer

INTRODUCTION

On 25 June 2003 (the "**Transfer Announcement Date**"), City Developments Limited ("**CDL**" or the "**Offeror**") announced that it had entered into a Share Transfer Agreement (the "**Transfer Agreement**") with Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") and certain of its subsidiaries, including Hong Leong Holdings Limited ("**HLH**") and Hong Realty (Private) Limited ("**HR**") (collectively, the "**Transferors**") pursuant to which 120,409,779 issued and fully-paid ordinary shares of $0.05 each in the capital of Target Realty Limited ("**TRL**") ("**TRL Shares**"), representing 53.075% of TRL's issued share capital, would be transferred from the Transferors to certain subsidiaries of CDL (CDL and its subsidiaries collectively referred to as the "**CDL Group**") (the "**Transfer**"), subject to the terms of the Transfer Agreement.

The Transfer entails the exchange of 120,409,779 TRL Shares (the "**Transfer Shares**") for the issue of 15,536,746 new ordinary shares of $0.50 each in the capital of CDL (the "**Consideration Shares**"), representing 1.940% of CDL's existing issued share capital or 1.903% of CDL's enlarged share capital immediately following the issue of the Consideration Shares. The aggregate consideration for the Transfer is $72,245,867.40 which is equivalent to $0.60 for each Transfer Share. The issue price for each Consideration Share of $4.65 is based on the volume-weighted average closing price of CDL shares on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the 10 market days up

to and including the date of the Transfer Agreement. The Consideration Shares will, on issue, be credited as fully paid-up and shall rank *pari passu* in all respects with the existing ordinary shares of CDL as at completion of the Transfer.

When announced on 25 June 2003, the Transfer was conditional upon the following:-

(a) the approval in-principle of the SGX-ST having been obtained by CDL for the listing and quotation on the SGX-ST, *inter alia*, of the Consideration Shares and the New CDL Shares to be issued under the Offer (as described in the section entitled "The Offer" below);

(b) the issue of the Consideration Shares not resulting in any of the Transferors or their concert parties being obliged to make a take-over offer for CDL;

(c) title to the properties owned by TRL being properly deduced, in good order and free from encumbrances, and replies to legal requisitions sent in respect of such properties not revealing any matter that would materially and adversely affect the use or value of any of the properties; and

(d) all necessary approvals and consents of any relevant third parties (including without limitation any governmental and regulatory authority or body) for the transfer of the Transfer Shares by the Transferors under the Transfer Agreement having been obtained.

On 17 July 2003, the SGX-ST granted approval in-principle for the listing and quotation of the Consideration Shares and the New CDL Shares on the SGX-ST. All the conditions precedent to the Transfer have been satisfied as at the date of this Announcement.

Upon completion of the Transfer, the CDL Group's total equity interest in TRL will increase from 2.419% to 55.493%, and will result in CDL becoming a controlling shareholder of TRL.

Save as disclosed above, neither CDL nor any member of the CDL Group owns, controls or has agreed to acquire any TRL Shares as at the date of this Announcement.

THE OFFER

In accordance with Rule 14 of The Singapore Code on Take-overs and Mergers (the "**Code**"), CDL will make a mandatory unconditional general offer (the "**Offer**") for all the remaining TRL Shares in issue, other than TRL Shares already held at the date of the Offer by CDL, its related corporations or the respective nominees of CDL or its related corporations (the "**Offer Shares**") on the following basis:-

<u>EITHER</u>
For each Offer Share: **$0.62** in cash (the "**Cash Alternative**");

<u>OR</u>
For each Offer Share: **0.13** new ordinary share of $0.50 each in the capital of CDL (each a "**New CDL Share**") (the "**Share Alternative**")

For the purpose of the Offer, the New CDL Shares will, on issue, be credited as fully paid-up and shall rank *pari passu* in all respects with the then existing ordinary shares of CDL. Fractions of a New CDL Share will not be issued to any holder of Offer Shares who accepts the Offer and selects the Share Alternative.

Shareholders of TRL can accept **<u>either</u>** the Share Alternative **<u>or</u>** the Cash Alternative, but **<u>not</u>** a combination of the Share Alternative and the Cash Alternative.

In the announcement of the Transfer issued on 25 June 2003, it was stated that the price for each Offer Share under the Cash Alternative would be $0.60, which is equivalent to the consideration for each Transfer Share. Pursuant to a clarification sought, the Securities Industry Council of Singapore ruled on 17 July 2003 that the offer price under the Cash Alternative should be determined by reference to the simple average market price (i.e. the arithmetic average of the highest and lowest traded prices) of CDL Shares (the "**Average CDL Share Price**") on 17 July 2003, being the date on which all conditions precedent for the Transfer were satisfied. Accordingly, the price for each Offer Share under the Cash Alternative has been computed by multiplying the Average CDL Share Price on 17 July 2003 of $4.82 by a factor of 0.12903226 (being the ratio of 15,536,746 Consideration Shares in exchange for 120,409,779 TRL Shares under the Transfer) and rounding to the nearest two decimal places.

As at the date of this Announcement and based on the latest information available to CDL, the price of $0.62 for each Offer Share under the Cash Alternative is not less than the highest price paid by CDL and its concert parties for TRL Shares during the six-month period immediately preceding the Transfer Announcement Date.

The Offer will be extended to parties acting or presumed to be acting in concert with CDL, other than CDL, its related corporations or the respective nominees of CDL or its related corporations.

The Offer Shares are to be acquired fully paid and free from all liens, charges, pledges and other encumbrances, and together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement.

The Offer is unconditional in all respects.

As at the date of this Announcement, neither CDL nor its concert parties has received any irrevocable undertaking from any holder of Offer Shares to accept or reject the Offer.

INFORMATION ON CDL

Incorporated in Singapore in 1963, CDL is listed on the SGX-ST with a market capitalisation of approximately $3,845 million as of 17 July 2003. The principal activities of the CDL Group are those of property developers and owners, investment holding, hotel owners and operators, club owner and operator, investment in properties and in shares, property management, project management and consultancy services, and provider of information technology and procurement services. Today, CDL is an international property and hotel conglomerate, having built more than 15,000 homes since 1963, and with approximately 5 million square feet of commercial space and a portfolio of some 100 hotels.

As at the date of this Announcement, CDL has an authorised share capital of $2,000,000,000 divided into 4,000,000,000 ordinary shares of $0.50 each, and an issued and paid-up share capital of $400,510,862 divided into 801,021,724 ordinary shares of $0.50 each (excluding the Consideration Shares to be issued to the Transferors).

For the financial year ended 31 December 2002, CDL reported consolidated turnover of $2,288.7 million and profit after tax and minority interests of $151.2 million. As at 31 December 2002, CDL had consolidated shareholders' funds of $3,862.2 million.

The directors of CDL are Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Chee Keng Soon, Sim Miah Kian, Chow Chiok Hock, Ong Pang Boon, Foo See Juan, Kwek Leng Peck, Han Vo-Ta and Tang See Chim.

The directors of CDL consider HLIH to be the immediate and ultimate holding company of CDL. HLIH is a company incorporated in Singapore. Kwek Holdings Pte Ltd, which is owned by certain members of the Kwek family, has a shareholding interest of 49% in HLIH. The remaining 51% interest in HLIH is held by certain members of the Kwek family.

RATIONALE FOR THE OFFER

The Offer is made by CDL to comply with the requirements of the Code.

CDL is increasing its stake in TRL via the Transfer as this enables CDL to, *inter alia*, acquire a controlling interest in a listed property company at a discount to the open market valuation of the underlying property assets, and CDL is of the view that some of the five principal properties of TRL have good potential for future development. The Transfer will position CDL to tap the redevelopment potential of these properties at the appropriate stage of the property market cycle. By acquiring a controlling stake in TRL, CDL will have a direct interest in, and will benefit from, any return arising upon the redevelopment of these properties.

In addition, TRL benefits from a relatively strong balance sheet, in that it owns five income generating properties with no bank indebtedness.

COMPULSORY ACQUISITION AND DELISTING

Depending on the level of valid acceptances received during the Offer, CDL intends to delist and privatise TRL if the opportunity avails itself.

If CDL receives valid acceptances pursuant to the Offer in respect of not less than 90 per cent. of the Offer Shares, CDL intends to exercise its right under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Act**"), to compulsorily acquire those Offer Shares not acquired by CDL pursuant to the Offer. If CDL is able to proceed with the compulsory acquisition, an application will be made by CDL to delist TRL from the Official List of the SGX-ST.

Dissenting shareholders of TRL have the right under and subject to Section 215(3) of the Act to require the Offeror to acquire their TRL Shares in the event that CDL or its nominees acquires, pursuant to the Offer, such number of TRL Shares which, together with the TRL Shares held by CDL, its related corporations or the respective nominees of CDL or its related corporations, comprise 90 per cent. or more of TRL's issued and paid-up share capital. Dissenting shareholders of TRL who wish to exercise such right are advised to seek their own independent legal advice.

Regardless of whether CDL is able to proceed with the compulsory acquisition, should CDL announce that valid acceptances have been received that bring the holdings owned by CDL and parties acting in concert with it to above 90 per cent. of the TRL Shares in issue, the SGX-ST may suspend the listing of TRL Shares in the Ready and Odd-Lots markets until such time it is satisfied that at least 10 per cent. of TRL Shares in issue are held by at least 500 shareholders who are members of the public, pursuant to Rule 1105 of the SGX-ST Listing Manual. In such event, CDL has no intention to undertake any action for any such listing suspension to be lifted.

If CDL is not entitled to exercise rights of compulsory acquisition after the close of the Offer, but has an aggregate shareholding (together with its concert parties) of not less than 75 per cent. in TRL, CDL

intends to make an application to the SGX-ST for the voluntary delisting of TRL from the Official List of the SGX-ST, pursuant to Rule 1306 of the SGX-ST Listing Manual. In this respect, Rule 1307 of the SGX-ST Listing Manual requires, *inter alia*, a reasonable exit alternative, which should normally be in cash, to be offered to the shareholders of TRL. However, under Rule 33 of the Code, CDL will not be able to make an exit offer on terms better than those made available under the Offer, without the consent of the Securities Industry Council of Singapore, if CDL should decide to seek a delisting of TRL within six (6) months of the close of the Offer.

DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

As at the date of this Announcement and based on the latest information available to CDL, CDL and certain parties acting or presumed to be acting in concert with CDL have direct interests in an aggregate of 150,667,920 TRL Shares, representing approximately 66.412% of the issued share capital of TRL, details of which are set out below. Such information will be updated by CDL in the formal document containing the Offer (the "**Offer Document**").

Name	**No. of TRL Shares held directly**	**Percentage**
CDL Group		
CDL[1]	5,306,400	2.339%
City Developments Realty Limited	180,576	0.080%
The Transferors[#]		
Hong Leong Investment Holdings Pte. Ltd.[2]	64,805,986	28.565%
Hong Leong Holdings Limited[3]	3,294,960	1.452%
Hong Realty (Private) Limited[4]	14,043,641	6.190%
Hong Leong Corporation Holdings Pte Ltd	11,880,000	5.236%
Hong Leong Enterprises Pte. Ltd.[5]	153,000	0.067%
Garden Estates (Pte.) Limited	10,084,230	4.445%
SGI Investment Holdings Pte Ltd	10,198,420	4.495%
Gordon Properties Pte. Limited	63,542	0.028%
Welkin Investments Pte Ltd	5,886,000	2.594%
Directors of CDL		
Kwek Leng Beng	2,777,820	1.224%
Sim Miah Kian[6]	1,454,776	0.641%
Kwek Leng Joo	457,776	0.202%
Kwek Leng Peck	336,600	0.148%
Tan I Tong	210,756	0.093%

Foo See Juan	13,000	0.006%
<u>Other parties acting or presumed to be acting in concert with CDL</u>		
Hong Leong Foundation	8,496,840	3.745%
Hong Villa (Pte.) Limited	582,120	0.257%
Kwek Geok Luan[7]	1,434,207	0.632%
Kwek Lee Hoon[8]	881,909	0.389%
Quek Bee Heong	563,788	0.249%
Wee Siew Cheng	423,188	0.187%
Yeo Wei Ping, Patricia	182,951	0.081%
Yeo Wee Eng, Vincent	140,951	0.062%
Kwek Lay Har	100,000	0.044%
Kwek Lay Hong	122,960	0.054%
Kwek Lay Hoon	208,296	0.092%
Kwek Lay Kuan	214,480	0.095%
Kwek Lay Yong	88,000	0.039%
Kwek Leng Keow	340,000	0.150%
Teo Suan Chin	288,728	0.127%
Quek Leng Chan*	430,745	0.190%
Quek Leng Chye*	387,090	0.171%
Kwek Leng Hai	370,260	0.163%
Kwek Leng San	370,260	0.163%
Kwek Leng Seng	370,260	0.163%
Kwek Guat Kim	348,600	0.154%
Kwek Lay Lian	336,600	0.148%
Kwek Kon Eng	148,104	0.065%
Kwek Kon Yew	148,104	0.065%
Kwek Su-Yien nee Shian	74,052	0.033%
Kwek Hong Lye, Deceased	437,530	0.193%
Kwek Leng Kee*	1,033,670	0.456%
Quek Seok Choo[9]	341,880	0.151%
Kwek Lay Choo	552,930	0.244%
Huang Siew Bin	96,200	0.042%
Lim Siew Toh, Lucy	4,164	0.002%
Chia Ngiang Hong	1,320	0.001%

- *The interests in the TRL Shares held by the Transferors will be transferred to certain subsidiaries of CDL upon completion of the Transfer.*
- *Interests of these persons in TRL Shares are based on information (which will be updated in the Offer Document) available to CDL as at the date of this Announcement and is subject to confirmation by such persons.*

Notes:

1. *CDL is deemed to be interested in the 180,576 TRL Shares held by City Developments Realty Limited, a wholly-owned subsidiary of CDL, and the 120,409,779 TRL Shares held by the Transferors pursuant to its rights under the Transfer Agreement dated 25 June 2003.*
2. *Hong Leong Investment Holdings Pte. Ltd. is deemed to be interested in the 5,486,976 TRL Shares held by the CDL Group and the 55,603,793 TRL Shares held by the other Transferors.*
3. *Hong Leong Holdings Limited ("HLH") is deemed to be interested in the 63,542 TRL Shares held by Gordon Properties Pte. Limited, a subsidiary of HLH.*
4. *Hong Realty (Private) Limited ("HR") is deemed to be interested in the 10,084,230 TRL Shares held by Garden Estates (Pte.) Limited, a subsidiary of HR, and in the 63,542 TRL Shares held by Gordon Properties Pte. Limited, an associated company of HR.*
5. *Hong Leong Enterprises Pte. Ltd. ("HLE") is deemed to be interested in the 11,880,000 TRL Shares held by Hong Leong Corporation Holdings Pte Ltd, an associated company of HLE.*
6. *Mr Sim Miah Kian's interest includes his deemed interest in 523,120 TRL Shares held by his spouse, Madam Lee Siew Seng.*
7. *Madam Kwek Geok Luan's interest includes her deemed interest in 624,867 TRL Shares held by her spouse, Mr Yeo Chee Peng, David.*
8. *Madam Kwek Lee Hoon's interest includes her deemed interest in 348,480 TRL Shares held by her spouse, Mr Gan Khai Choon.*
9. *Madam Quek Seok Choo's interest includes her deemed interest in 5,280 TRL Shares held by her spouse, Mr Huang Siong Kah.*

Save as disclosed herein, based on information available to CDL, neither the Offeror nor any of the parties acting in concert with the Offeror (i) owns, controls or has agreed to acquire any TRL Shares as at the date of this Announcement, or (ii) has dealt for value in any TRL Shares during the period commencing six months prior to the Transfer Announcement Date and ending on the date of this Announcement.

Based on information (which will be updated in the Offer Document) available to CDL, certain parties also have interests in an aggregate of 13,996,628 TRL Shares, representing 6.169% of TRL's issued share capital, and have disposed of an aggregate of 68,000 TRL Shares, representing 0.030% of TRL's issued share capital, since the Transfer Announcement Date. Further enquiries will be made as to whether their shareholdings are to be treated as part of the holdings of the Offeror's concert parties.

CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank, as financial adviser to CDL, confirms that sufficient financial resources are available to CDL to satisfy in full all acceptances of the Offer.

OFFER DOCUMENT

The Offer Document containing the terms and conditions of the Offer, and enclosing the appropriate form(s) of acceptance of the Offer, will be despatched to the shareholders of TRL not earlier than 14 days and not later than 21 days from the date of this Announcement.

OVERSEAS SHAREHOLDERS

The making of the Offer to Shareholders whose addresses are outside Singapore as shown in the register of TRL or, as the case may be, in the records of The Central Depository (Pte) Limited ("**Overseas Shareholders**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas Shareholders will be contained in the Offer Document.

Where there are potential restrictions on sending the Offer Document to any overseas jurisdiction, the Offeror and DBS Bank each reserves the right not to send the Offer Document to such overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain a copy of the Offer Document from the office of TRL's share registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906. Alternatively, an Overseas Shareholder may write to TRL's share registrar to request for the Offer Document to be sent to an address in Singapore by ordinary post at his own risk.

RESPONSIBILITY STATEMENT

The directors of CDL (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to TRL), the sole responsibility of the directors of CDL has been to ensure through reasonable enquiries that such information is accurately extracted and reflected in this Announcement.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
City Developments Limited

17 July 2003

Singapore